UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Silicon Storage Technology, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

827057 10 0

(CUSIP Number)

Richard Vernon Smith, Esq.

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, California 94105-2669

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 15, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827057 10 0	Page 2 of 8 Pages

1.	Names of Reporting Persons: Bing Yeh
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 268,125
	8.	Shared Voting Power: 10,618,000
	9.	Sole Dispositive Power: 268,125
	10.	Shared Dispositive Power: 10,618,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,886,125*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 9.4%**
14.	Type of Reporting Person (See Instructions): IN

*	By virtue of his status as a trustee of the Yeh Family Trust U/T/D dated August 14, 1995 (the “Trust”) and a general partner of Golden Eagle Capital L.P. (the “Partnership”), Mr. Yeh may be deemed to have beneficial ownership of the 3,038,163 shares and 7,579,837 shares held by the Trust and Partnership, respectively. Mr. Yeh disclaims beneficial ownership of the shares held by the Partnership except to the extent of his pecuniary interest therein.
**	Percentage of shares reported is based upon 115,577,234 shares of Common Stock outstanding, consisting of 115,399,109 shares of Common Stock issued and outstanding as of March 15, 2010 (as reported by the Issuer to the Reporting Persons on March 16, 2010), plus 178,125 shares of Common Stock that are subject to options held by Mr. Yeh that are exercisable within 60 days of March 15, 2010.

CUSIP No. 827057 10 0	Page 3 of 8 Pages

1.	Names of Reporting Persons: Deborah Yeon-May Yeh
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 10,618,000
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 10,618,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,618,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 9.2%**
14.	Type of Reporting Person (See Instructions): IN

*	By virtue of her status as a trustee of the Yeh Family Trust U/T/D dated August 14, 1995 (the “Trust”) and a general partner of Golden Eagle Capital L.P. (the “Partnership”), Mrs. Yeh may be deemed to have beneficial ownership of the 3,038,163 shares and 7,579,837 shares held by the Trust and Partnership, respectively. Mrs. Yeh disclaims beneficial ownership of the shares held by the Partnership except to the extent of her pecuniary interest therein.
**	Percentage of shares reported is based upon 115,399,109 shares of Common Stock issued and outstanding as of March 15, 2010 (as reported by the Issuer to the Reporting Persons on March 16, 2010).

CUSIP No. 827057 10 0	Page 4 of 8 Pages

1.	Names of Reporting Persons: Golden Eagle Capital L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 7,579,837
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 7,579,837
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,579,837*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 6.6%**
14.	Type of Reporting Person (See Instructions): PN

*	By virtue of their status as general partners of Golden Eagle Capital L.P. (the “Partnership”), each of Mr. Yeh and Mrs. Yeh may be deemed to have beneficial ownership of the 7,579,837 shares held by the Partnership.
**	Percentage of shares reported is based upon 115,399,109 shares of Common Stock issued and outstanding as of March 15, 2010 (as reported by the Issuer to the Reporting Persons on March 16, 2010).

CUSIP No. 827057 10 0	Page 5 of 8 Pages

1.	Names of Reporting Persons: Yeh Family Trust U/T/D dated August 14, 1995
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,038,163
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,038,163
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,038,163*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 2.6%**
14.	Type of Reporting Person (See Instructions): OO

*	By virtue of their status as trustees of the Yeh Family Trust U/T/D dated August 14, 1995 (the “Trust”), each of Mr. Yeh and Mrs. Yeh may be deemed to have beneficial ownership of the 3,038,163 shares held by the Trust.
**	Percentage of shares reported is based upon 115,399,109 shares of Common Stock issued and outstanding as of March 15, 2010 (as reported by the Issuer to the Reporting Persons on March 16, 2010).

Page 6 of 8 Pages

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) by (i) Bing Yeh, (ii) Deborah Yeon-May Yeh, (iii) Golden Eagle Capital L.P. (the “Partnership”) and (iv) Yeh Family Trust U/T/D dated August 14, 1995 (the “Trust”, and collectively, the “Reporting Persons”) amends and supplements the statement on Schedule 13D originally filed on January 12, 2010, as amended by that certain Amendment No. 1 to Schedule 13D filed on February 8, 2010 (the “Original Schedule 13D” and as amended and supplemented by this Amendment No. 2, the “Schedule 13D”), relating to the common stock, no par value (“Common Stock”), of Silicon Storage Technology, Inc., a California corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1020 Kifer Road, Sunnyvale, California 94086.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to delete the paragraph added to Item 4 pursuant to Amendment No. 1 to Schedule 13D and to replace such paragraph with the following:

On February 2, 2010, the Issuer entered into an Agreement and Plan of Merger (the “Subsequent Merger Agreement”), with Microchip Technology Incorporated, a Delaware corporation (“New Parent”), and Sun Acquisition Corporation, a California corporation and a wholly owned subsidiary of New Parent (“New Merger Sub”), pursuant which, and upon the terms and subject to the conditions thereof, New Merger Sub will be merged with and into the Issuer and each outstanding share of Common Stock (other than shares as to which dissenters’ rights have been properly exercised) will be converted into the right to receive $2.85, without interest (the “New Merger”). Also on February 2, 2010 and prior to entering into the Subsequent Merger Agreement, the Issuer terminated the Merger Agreement. Pursuant to their terms, the Contribution Agreement and the Voting Agreement terminated automatically upon termination of the Merger Agreement.

On February 22, 2010, the Issuer entered into an Amendment No. 1 to the Subsequent Merger Agreement, pursuant to which the aggregate consideration payable by New Parent to the Issuer’s shareholders in connection with the New Merger was increased from $2.85 per share to $3.00 per share, without interest.

On March 8, 2010, the Issuer entered into an Amendment No. 2 to the Subsequent Merger Agreement, pursuant to which the aggregate consideration payable by New Parent to the Issuer’s shareholders in connection with the New Merger was increased from $3.00 per share to $3.05 per share, without interest.

At the request of the Issuer, the Reporting Persons entered into a Voting Agreement, dated as of March 15, 2010 with the Issuer (the “Subsequent Voting Agreement”), pursuant to which each of the Reporting Persons agreed: (i) to vote, and to grant to Edward Yang an irrevocable proxy to vote, all of the shares of Common Stock beneficially owned by such Reporting Person, (a) in favor of the New Merger and the Subsequent Merger Agreement, (b) in favor of any other matter necessary to the consummation of the transactions contemplated in the Subsequent Merger Agreement, and (c) notwithstanding the voting requirements described in (a) and (b) above, if the Issuer has received a proposal to enter into an alternate agreement (an “Alternate Acquisition Agreement”), which causes the Issuer to elect to terminate the Subsequent Merger Agreement or a future Alternate Acquisition Agreement because such proposal constitutes a superior proposal under the Subsequent Merger Agreement or a future Alternate Acquisition Agreement and the Issuer’s board of directors’ (or the Strategic Committee’s) recommendation in favor such Alternate Acquisition Agreement remains effective, then, at the request of the Issuer’s board of directors or Strategic Committee, in favor of such Alternate Acquisition Agreement including actions required in furtherance thereof; (ii) not to sell, assign, transfer, lien, pledge dispose of or otherwise encumber any of the shares subject to the Subsequent Voting Agreement; (iii) not to deposit any shares subject to the Subsequent Voting Agreement into a voting trust or grant any proxy or power of attorney with respect to such shares that is inconsistent with the Subsequent Voting Agreement, and (iv) not enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of any shares subject to the Subsequent Voting Agreement. The Subsequent Voting Agreement provides that Issuer shall indemnify the Reporting Persons for costs, expenses, judgments, fines, losses, settlements payments, claims, penalties, damages and other liabilities incurred by such Reporting Persons in connection with the transactions contemplated thereby, or resulting from such Reporting Persons entering into or performing the Subsequent Voting Agreement. The Subsequent Voting Agreement will terminate upon the earliest of (a) the closing of the transactions contemplated in the Subsequent Merger Agreement (or any Alternate Acquisition Agreement), (b) May 31, 2010 and (c) any actual or attempted sale, assignment, transfer, pledge, lien, disposition, or encumbrance of the Subsequent Voting Agreement or proxy provided for therein by the Issuer.

The foregoing descriptions of the Subsequent Merger Agreement, the Amendment No. 1 to the Subsequent Merger Agreement, the Amendment No. 2 to the Subsequent Merger Agreement and the Subsequent Voting Agreement are qualified in their entirety by reference to the Subsequent Merger Agreement, the Amendment No. 1 to the Subsequent Merger Agreement, the Amendment No. 2 to the Subsequent Merger Agreement and the Subsequent Voting Agreement, which are filed as Exhibits 99.7 through 99.10 hereto, and are incorporated herein by reference.

Page 7 of 8 Pages

Item 5.	Interest in Securities of the Issuer.

Clauses (a)-(b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)-(b) Each of Mr. Yeh and Mrs. Yeh has shared power to direct the vote or disposition of 10,618,000 shares of Common Stock, of which 3,038,163 shares are held by the Trust and 7,579,837 shares are held by the Partnership. Mr. Yeh has sole power to direct the vote or disposition of 90,000 shares of Common Stock held by him in an IRA account and 178,125 shares of Common Stock that are subject to options held by him that are exercisable within 60 days of March 15, 2010. Accordingly, the respective percentages of shares of Common Stock beneficially owned by Mr. Yeh and Mrs. Yeh, respectively, are approximately 9.4%1 and approximately 9.2%2 of the class.

The Trust and the Partnership have no power to direct the vote or disposition of any of the shares, but as members of a group with Mr. Yeh and Mrs. Yeh, each is deemed to beneficially own and share voting and dispositive power over the shares of the Common Stock beneficially owned by Mr. Yeh and Mrs. Yeh.

Except as expressly set forth in this Schedule, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

The information set forth in Item 4 of this Amendment No. 2 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following exhibits:

Exhibit	Title

99.7	Agreement and Plan of Merger, dated as of February 2, 2010, by and among Silicon Storage Technology, Inc., Microchip Technology Incorporated, and Sun Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Silicon Storage Technology, Inc. on February 3, 2010 (File No. 000-26944)).

99.8	Amendment No. 1 to Agreement and Plan of Merger, dated as of February 22, 2010, (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Silicon Storage Technology, Inc. on February 23, 2010 (File No. 000-26944)).

99.9	Amendment No. 2 to Agreement and Plan of Merger, dated as of March 8, 2010, (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Silicon Storage Technology, Inc. on March 8, 2010 (File No. 000-26944)).

99.10	Voting Agreement, dated March 15, 2010, by and among Silicon Storage Technology, Inc., Bing Yeh, Deborah Yeon-May Yeh, Golden Eagle Capital L.P. and the Yeh Family Trust U/T/D dated August 14, 1995.

[1]

Percentage of shares reported is based upon 115,577,234 shares of Common Stock outstanding, consisting of 115,399,109 shares of Common Stock issued and outstanding as of March 15, 2010 (as reported by the Issuer to the Reporting Persons on March 16, 2010), plus 178,125 shares of Common Stock that are subject to options held by Mr. Yeh that are exercisable within 60 days of March 15, 2010.

[2]	Based upon 115,399,109 shares of Common Stock issued and outstanding as of March 15, 2010 (as reported by the Issuer to the Reporting Persons on March 16, 2010).

Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 16, 2010
Date

/s/ Bing Yeh
Bing Yeh

/s/ Deborah Yeon-May Yeh
Deborah Yeon-May Yeh

GOLDEN EAGLE CAPITAL, L.P.

By:	/s/ Bing Yeh
Bing Yeh, General Partner

By:	/s/ Deborah Yeon-May Yeh
Deborah Yeon-May Yeh, General Partner

YEH FAMILY TRUST U/T/D DATED AUGUST 14, 1995

By:	Bing Yeh and Deborah Yeon-May Yeh, as Co-Trustees of the Yeh Family Trust U/T/D dated August 14, 1995

By:	/s/ Bing Yeh
Bing Yeh, Trustee

By:	/s/ Deborah Yeon-May Yeh
Deborah Yeon-May Yeh, Trustee